UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                Caremark RX Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                         Common Stock, Par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    141705103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jeffrey Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                March 13, 2007

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 141705103
-------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank AG
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
       (See Item 3)
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
----- --------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            35,700,114
                     ----------------------------------------------------------

NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                285,090
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      35,700,114
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            285,090
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,985,204
--------------------------------------------------------------------------------
12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BK
--------------------------------------------------------------------------------

Cusip No. 141705103
---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank Securities Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
       (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                285,090
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            285,090
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      285,090
--------------------------------------------------------------------------------

12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.06%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BD
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

        This statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.001 per share (the "Shares"), of Caremark RX Inc.(the "Issuer"). The Issuer has its principal executive offices at 211 Commerce Street Nashville , TN 37201

Item 2.   Identity and Background

(a) This Statement is being filed by Deutsche Bank Securities Inc. ("DBSI") and Deutsche Bank AG ("Deutsche Bank", together with DBSI, the "Reporting Persons" and each, a "Reporting Person"). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        DBSI is a corporation organized under the laws of Delaware, and is a wholly-owned subsidiary of DB US Financial Markets Holding Corporation ("DBUSFM"). DBUSFM is a wholly-owned subsidiary of Deutsche Bank Americas Holding Corporation, a wholly-owned subsidiary of Taunus Corporation, which in turn is a wholly-owned subsidiary of Deutsche Bank. Deutsche Bank is organized under the laws of the Federal Republic of Germany. The securities acquired by Deutsche Bank covered by this Statement were acquired through the London Branch of Deutsche Bank, which is licensed by the United Kingdom banking authority.

(b) The address of the principal place of business of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany. The address of the principal office of DBSI is 60 Wall Street, New York, New York 10005.

(c) and (f)     The principal business of the Reporting Persons and the name, business address, principal occupation or employment and citizenship of each of the executive officers, directors, controlling persons and trustees, as applicable of each of the Reporting Persons and each corporation and other person ultimately in control of the Reporting Persons are set forth on Schedule 1 to this Statement which is incorporated herein.

        Set forth on Schedule 1 to this Statement, and incorporated herein by reference, is a list of the executive officers and directors of each of Deutsche Bank and DBSI that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.

(d) and (e)     During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on
Schedule 1 to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

        The source of the funds for the purchase of the Shares was working capital of the Reporting Persons.

Item 4.    Purpose of Transaction

        All of the Shares reported herein as having been acquired or disposed of were from the accounts of Deutsche Bank AG, London Branch and DBSI and were acquired or disposed of as part of their proprietary trading activities or in order to hedge its exposure to certain derivative contracts entered into with its clients.

        On March 13, 2007 the total number of Shares that may have been deemed beneficially owned by the Reporting Persons exceeded 5% of the total number of Shares outstanding. The Reporting Persons qualify as institutions that may file securities ownership reports required by the Securities Exchange Act on Schedule 13G. The Issuer entered into an Agreement and Plan of Merger, dated as of November 1, 2006, by and between the Issuer and CVS Corporation. Deutsche Bank acquired Shares held in an arbitrage account subsequent to the announcement of the merger. As a result, under interpretations of the Staff of the Securities and Exchange Commission, Deutsche Bank may be deemed to have purchased the Shares with the purpose of, or with the effect of, changing or influencing control of the Issuer, in connection with the proposed merger and the Reporting Persons are therefore filing this report on Schedule 13D.

        The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed, such securities, derivatives or other instruments at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Except as set forth herein, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) and (b) According to information filed by the Issuer with the Securities and Exchange Commission in its Form 10-K for the year ended December 31,2006, the number of Shares outstanding was 426,600,623 as of January 31, 2007. As of March 13, 2007, the reporting Person may have been deemed the beneficial owner of 30,054,403 Shares (approximately 7.04% of the total number of Shares outstanding). As of March 20,2007 the reporting Person may have been deemed the beneficial owner of 35,985,204 Shares (approximately 8.4% of the total number of Shares outstanding).

Deutsche Bank AG,London Branch                                       33,243,855
Deutsche Bank AG,London Branch (arbitrage)                            2,456,259
Deutsche Bank Securities Inc.                                           285,090

(c) Transactions by the Reporting Person in the Shares effected during the past sixty days are set forth in Schedule 2 to this Schedule 13D, which is incorporated by reference herein.

(d)     Not applicable.

(e)     Not applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

        From time to time, the Reporting Persons may lend, pledge or enter into repurchase transactions relating to portfolio securities, including the Shares, to and with brokers, banks or other financial institutions. From time to time, effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

        Except as set forth above, the Reporting Persons does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

        Attached as Exhibit 1 to this Statement is the Joint Filing Agreement dated March 21, 2007, between Deutsche Bank AG and Deutsche Bank Securities Inc.

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of March 21, 2007





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director

                                         DEUTSCHE BANK AG

                                         By: /s/ Cesar A. Coy
                                             --------------------------
                                             Name:  Cesar A. Coy
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Margaret Adams
                                             --------------------------
                                             Name:  Margaret Adams
                                             Title: Director


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director

                                   Schedule 1

       Executive Officers, Directors, Controlling Persons and Trustees of Deutsche Bank AG and each Person Ultimately in Control of Deutsche Bank AG


        Deutsche Bank AG is organized under the laws of the Federal Republic of Germany. The principal business of Deutsche Bank AG is the provision of financial and related services. Deutsche Bank AG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. Deutsche Bank AG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

--------------------------------------------------------------------------------
Name                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT

                             BUSINESS ADDRESS
                             CITIZENSHIP
--------------------------------------------------------------------------------
Dr. Josef Ackermann          Chairman of the Group Executive Committee and
                             Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  Swiss
--------------------------------------------------------------------------------
Dr. Tessen von Heydebreck    Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
--------------------------------------------------------------------------------
Dr. Hermann-Josef Lamberti   Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
---------------------------- ---------------------------------------------------
Dr. Clemens Borsig           Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
---------------------------- ---------------------------------------------------

       Executive Officers, Directors, Controlling Persons and Trustees of
                         Deutsche Bank Securities Inc.

        Deutsche Bank Securities Inc. (DBSI) is registered with the SEC as a broker-dealer and is a member of the NASD, SIPC, NYSE, and a number of other securities self-regulatory organizations. In addition, DBSI is registered with the CFTC as a futures commission merchant and is a member of the NFA, CME, and several other futures self-regulatory organizations. DBSI is headquartered in New York City and offers a full range of broker-dealer services, including sales and trading expertise in equity and fixed income securities, derivatives and structured products, portfolio trading, prime brokerage services, and research. DBSI also assists investment banking clients with public and private offerings in the equity and debt capital markets, and provides advisory services in strategic areas such as mergers, acquisitions, and corporate restructurings.

--------------------------------------------------------------------------------
Name                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT
                             BUSINESS ADDRESS
                             CITIZENSHIP
--------------------------------------------------------------------------------
Mr. Seth Waugh               Member of the Board of Directors, Chairman,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Stuart Clarke            Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  UK-British
--------------------------------------------------------------------------------
Mr. Thomas Gahan             Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Robert Karofsky          Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Mark Pfeffer             Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Philip Weingord          Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------

                       Schedule 2 - 60 Day Trade History

--------------------------------------------------------------------------------
DATE                BUY/SELL            AMOUNT               PRICE
--------------------------------------------------------------------------------
12/13/06            B                   47                   49.95
--------------------------------------------------------------------------------
12/13/06            S                   77000                49.92
--------------------------------------------------------------------------------
12/13/06            B                   133                  49.82
--------------------------------------------------------------------------------
12/13/06            B                   1503                 49.91
--------------------------------------------------------------------------------
12/13/06            S                   200                  49.92
--------------------------------------------------------------------------------
12/13/06            B                   769                  50.18
--------------------------------------------------------------------------------
12/14/06            S                   84700                50.83
--------------------------------------------------------------------------------
12/14/06            S                   466                  50.61
--------------------------------------------------------------------------------
12/14/06            B                   686                  50.61
--------------------------------------------------------------------------------
12/14/06            B                   33517                49.90
--------------------------------------------------------------------------------
12/14/06            B                   300                  50.20
--------------------------------------------------------------------------------
12/14/06            S                   200                  50.23
--------------------------------------------------------------------------------
12/14/06            B                   243                  50.18
--------------------------------------------------------------------------------
12/14/06            B                   1800                 50.57
--------------------------------------------------------------------------------
12/15/06            B                   600                  50.75
--------------------------------------------------------------------------------
12/15/06            B                   91600                50.57
--------------------------------------------------------------------------------
12/15/06            S                   113300               51.32
--------------------------------------------------------------------------------
12/15/06            B                   21897                50.70
--------------------------------------------------------------------------------
12/15/06            S                   1800                 50.93
--------------------------------------------------------------------------------
12/15/06            S                   3300                 50.30
--------------------------------------------------------------------------------
12/15/06            B                   100                  51.42
--------------------------------------------------------------------------------
12/18/06            B                   72000                55.64
--------------------------------------------------------------------------------
12/18/06            S                   149700               55.29
--------------------------------------------------------------------------------
12/18/06            B                   13788                54.96
--------------------------------------------------------------------------------
12/18/06            S                   6894                 56.25
--------------------------------------------------------------------------------
12/18/06            B                   200000               55.50
--------------------------------------------------------------------------------
12/18/06            B                   1400                 55.73
--------------------------------------------------------------------------------
12/18/06            S                   63500                55.91
--------------------------------------------------------------------------------
12/19/06            S                   18000                56.30
--------------------------------------------------------------------------------
12/19/06            B                   1500                 56.42
--------------------------------------------------------------------------------
12/19/06            S                   67900                55.86
--------------------------------------------------------------------------------
12/19/06            S                   3447                 55.71
--------------------------------------------------------------------------------
12/19/06            S                   6894                 55.94
--------------------------------------------------------------------------------
12/19/06            B                   1600                 55.91
--------------------------------------------------------------------------------
12/19/06            S                   100000               56.48
--------------------------------------------------------------------------------
12/19/06            S                   100000               56.46
--------------------------------------------------------------------------------
12/19/06            B                   11600                55.89
--------------------------------------------------------------------------------
12/19/06            S                   6800                 55.88
--------------------------------------------------------------------------------
12/20/06            B                   795                  56.28
--------------------------------------------------------------------------------
12/20/06            S                   795                  56.28
--------------------------------------------------------------------------------
12/20/06            B                   37300                56.40
--------------------------------------------------------------------------------
12/20/06            S                   6400                 56.03
--------------------------------------------------------------------------------
12/20/06            B                   3447                 56.01
--------------------------------------------------------------------------------
12/20/06            S                   2500                 56.00
--------------------------------------------------------------------------------
12/20/06            B                   100000               55.36
--------------------------------------------------------------------------------
12/20/06            B                   50600                56.04
--------------------------------------------------------------------------------
12/20/06            S                   70200                56.09
--------------------------------------------------------------------------------
12/20/06            B                   2800                 56.00
--------------------------------------------------------------------------------
12/21/06            B                   900                  56.12
--------------------------------------------------------------------------------
12/21/06            S                   31300                56.07
--------------------------------------------------------------------------------
12/21/06            B                   800                  56.04
--------------------------------------------------------------------------------
12/21/06            B                   700                  55.98
--------------------------------------------------------------------------------
12/21/06            S                   100                  56.15
--------------------------------------------------------------------------------
12/22/06            B                   8                    56.00
--------------------------------------------------------------------------------
12/22/06            S                   8                    56.00
--------------------------------------------------------------------------------
12/22/06            B                   1100                 56.51
--------------------------------------------------------------------------------
12/22/06            S                   2200                 56.93
--------------------------------------------------------------------------------
12/22/06            B                   200                  56.65
--------------------------------------------------------------------------------
12/22/06            B                   100                  56.98
--------------------------------------------------------------------------------
12/22/06            S                   13200                56.59
--------------------------------------------------------------------------------
12/26/06            B                   5200                 57.70
--------------------------------------------------------------------------------
12/26/06            S                   219700               57.61
--------------------------------------------------------------------------------
12/26/06            B                   100                  57.85
--------------------------------------------------------------------------------
12/26/06            S                   300                  56.60
--------------------------------------------------------------------------------
12/26/06            S                   100                  57.94
--------------------------------------------------------------------------------
12/27/06            B                   11500                56.74
--------------------------------------------------------------------------------
12/27/06            B                   11871                57.70
--------------------------------------------------------------------------------
12/27/06            B                   3300                 57.50
--------------------------------------------------------------------------------
12/27/06            B                   11100                56.88
--------------------------------------------------------------------------------
12/28/06            B                   300                  57.05
--------------------------------------------------------------------------------
12/28/06            B                   144300               56.83
--------------------------------------------------------------------------------
12/28/06            B                   329                  56.82
--------------------------------------------------------------------------------
12/28/06            B                   1600                 56.78
--------------------------------------------------------------------------------
12/29/06            B                   2                    56.98
--------------------------------------------------------------------------------
12/29/06            B                   3900                 57.14
--------------------------------------------------------------------------------
12/29/06            S                   25300                56.99
--------------------------------------------------------------------------------
12/29/06            B                   10524                56.75
--------------------------------------------------------------------------------
12/29/06            B                   2500                 57.11
--------------------------------------------------------------------------------
12/29/06            S                   200                  56.67
--------------------------------------------------------------------------------
12/29/06            B                   500                  57.04
--------------------------------------------------------------------------------
01/03/07            B                   100                  56.62
--------------------------------------------------------------------------------
01/03/07            B                   7300                 56.25
--------------------------------------------------------------------------------
01/03/07            S                   82500                56.69
--------------------------------------------------------------------------------
01/03/07            B                   300                  57.09
--------------------------------------------------------------------------------
01/03/07            S                   400                  56.52
--------------------------------------------------------------------------------
01/03/07            B                   200                  56.64
--------------------------------------------------------------------------------
01/03/07            S                   500                  56.74
--------------------------------------------------------------------------------
01/04/07            B                   16400                56.23
--------------------------------------------------------------------------------
01/04/07            S                   51500                56.43
--------------------------------------------------------------------------------
01/04/07            B                   1580                 56.40
--------------------------------------------------------------------------------
01/04/07            B                   400                  56.70
--------------------------------------------------------------------------------
01/04/07            S                   800                  56.58
--------------------------------------------------------------------------------
01/04/07            B                   2800                 56.38
--------------------------------------------------------------------------------
01/04/07            S                   500                  56.48
--------------------------------------------------------------------------------
01/05/07            B                   5100                 56.32
--------------------------------------------------------------------------------
01/05/07            S                   42900                56.21
--------------------------------------------------------------------------------
01/05/07            B                   600                  56.22
--------------------------------------------------------------------------------
01/05/07            S                   400                  56.14
--------------------------------------------------------------------------------
01/05/07            B                   1700                 56.19
--------------------------------------------------------------------------------
01/05/07            S                   100                  56.32
--------------------------------------------------------------------------------
01/08/07            B                   71700                55.85
--------------------------------------------------------------------------------
01/08/07            S                   45200                55.63
--------------------------------------------------------------------------------
01/08/07            S                   1580                 56.40
--------------------------------------------------------------------------------
01/08/07            B                   1580                 56.40
--------------------------------------------------------------------------------
01/08/07            B                   6320                 55.80
--------------------------------------------------------------------------------
01/08/07            B                   28                   56.64
--------------------------------------------------------------------------------
01/08/07            B                   5348                 56.63
--------------------------------------------------------------------------------
01/08/07            S                   4125                 56.04
--------------------------------------------------------------------------------
01/08/07            B                   1700                 55.56
--------------------------------------------------------------------------------
01/08/07            S                   4500                 55.84
--------------------------------------------------------------------------------
01/09/07            B                   255                  56.64
--------------------------------------------------------------------------------
01/09/07            S                   255                  56.64
--------------------------------------------------------------------------------
01/09/07            B                   6700                 55.63
--------------------------------------------------------------------------------
01/09/07            S                   63000                55.91
--------------------------------------------------------------------------------
01/09/07            B                   3148                 55.39
--------------------------------------------------------------------------------
01/09/07            B                   6716                 55.55
--------------------------------------------------------------------------------
01/09/07            B                   1000                 56.40
--------------------------------------------------------------------------------
01/09/07            S                   323                  55.92
--------------------------------------------------------------------------------
01/09/07            B                   50000                55.78
--------------------------------------------------------------------------------
01/09/07            B                   100000               55.44
--------------------------------------------------------------------------------
01/09/07            B                   100                  56.17
--------------------------------------------------------------------------------
01/09/07            S                   500                  55.59
--------------------------------------------------------------------------------
01/10/07            B                   95300                55.39
--------------------------------------------------------------------------------
01/10/07            S                   14300                55.88
--------------------------------------------------------------------------------
01/10/07            B                   4722                 55.71
--------------------------------------------------------------------------------
01/10/07            B                   5200                 55.54
--------------------------------------------------------------------------------
01/10/07            S                   816                  55.15
--------------------------------------------------------------------------------
01/10/07            B                   300                  55.66
--------------------------------------------------------------------------------
01/10/07            S                   100                  55.57
--------------------------------------------------------------------------------
01/11/07            B                   216700               55.82
--------------------------------------------------------------------------------
01/11/07            B                   300                  55.78
--------------------------------------------------------------------------------
01/11/07            B                   100000               56.03
--------------------------------------------------------------------------------
01/11/07            B                   400                  55.90
--------------------------------------------------------------------------------
01/12/07            B                   932                  56.79
--------------------------------------------------------------------------------
01/12/07            B                   24300                56.50
--------------------------------------------------------------------------------
01/12/07            S                   1100                 56.78
--------------------------------------------------------------------------------
01/12/07            S                   100                  56.10
--------------------------------------------------------------------------------
01/16/07            S                   10015                56.45
--------------------------------------------------------------------------------
01/16/07            B                   1659                 56.25
--------------------------------------------------------------------------------
01/16/07            B                   50500                56.36
--------------------------------------------------------------------------------
01/16/07            S                   4400                 56.32
--------------------------------------------------------------------------------
01/16/07            B                   3200                 56.29
--------------------------------------------------------------------------------
01/16/07            S                   100                  56.31
--------------------------------------------------------------------------------
01/16/07            S                   50000                56.10
--------------------------------------------------------------------------------
01/17/07            S                   12000                58.14
--------------------------------------------------------------------------------
01/17/07            S                   6635                 58.40
--------------------------------------------------------------------------------
01/17/07            B                   205400               57.82
--------------------------------------------------------------------------------
01/17/07            B                   36                   58.40
--------------------------------------------------------------------------------
01/17/07            B                   200                  57.94
--------------------------------------------------------------------------------
01/17/07            S                   300                  57.26
--------------------------------------------------------------------------------
01/17/07            B                   8200                 56.40
--------------------------------------------------------------------------------
01/17/07            S                   100                  56.39
--------------------------------------------------------------------------------
01/17/07            B                   48                   58.06
--------------------------------------------------------------------------------
01/17/07            S                   1200                 57.95
--------------------------------------------------------------------------------
01/18/07            B                   15000                58.19
--------------------------------------------------------------------------------
01/18/07            B                   19700                57.95
--------------------------------------------------------------------------------
01/18/07            S                   34200                58.23
--------------------------------------------------------------------------------
01/18/07            B                   200                  58.13
--------------------------------------------------------------------------------
01/18/07            S                   700                  57.76
--------------------------------------------------------------------------------
01/18/07            B                   500                  57.98
--------------------------------------------------------------------------------
01/19/07            S                   1800                 58.35
--------------------------------------------------------------------------------
01/19/07            S                   24                   58.67
--------------------------------------------------------------------------------
01/19/07            B                   3300                 58.35
--------------------------------------------------------------------------------
01/19/07            S                   151800               59.13
--------------------------------------------------------------------------------
01/19/07            B                   47800                58.35
--------------------------------------------------------------------------------
01/19/07            S                   400                  58.80
--------------------------------------------------------------------------------
01/19/07            B                   500                  59.09
--------------------------------------------------------------------------------
01/22/07            B                   18800                59.03
--------------------------------------------------------------------------------
01/22/07            S                   61700                58.77
--------------------------------------------------------------------------------
01/22/07            B                   200                  58.94
--------------------------------------------------------------------------------
01/22/07            S                   900                  58.91
--------------------------------------------------------------------------------
01/22/07            B                   300                  58.77
--------------------------------------------------------------------------------
01/22/07            S                   400                  59.77
--------------------------------------------------------------------------------
01/23/07            B                   1500                 59.59
--------------------------------------------------------------------------------
01/23/07            B                   83000                58.84
--------------------------------------------------------------------------------
01/23/07            S                   42700                59.14
--------------------------------------------------------------------------------
01/23/07            B                   100                  58.52
--------------------------------------------------------------------------------
01/23/07            S                   100                  58.69
--------------------------------------------------------------------------------
01/23/07            S                   100000               59.45
--------------------------------------------------------------------------------
01/23/07            B                   600                  59.14
--------------------------------------------------------------------------------
01/23/07            S                   100                  58.94
--------------------------------------------------------------------------------
01/24/07            B                   2400                 60.20
--------------------------------------------------------------------------------
01/24/07            B                   85700                60.08
--------------------------------------------------------------------------------
01/24/07            S                   2200                 59.83
--------------------------------------------------------------------------------
01/24/07            B                   3778                 60.02
--------------------------------------------------------------------------------
01/24/07            B                   400                  60.00
--------------------------------------------------------------------------------
01/24/07            S                   100                  60.19
--------------------------------------------------------------------------------
01/25/07            B                   17000                59.98
--------------------------------------------------------------------------------
01/25/07            S                   36100                59.92
--------------------------------------------------------------------------------
01/25/07            S                   600                  59.00
--------------------------------------------------------------------------------
01/26/07            B                   65000                60.36
--------------------------------------------------------------------------------
01/26/07            S                   17400                60.29
--------------------------------------------------------------------------------
01/26/07            B                   24400                60.31
--------------------------------------------------------------------------------
01/26/07            S                   700                  60.00
--------------------------------------------------------------------------------
01/29/07            B                   119800               60.09
--------------------------------------------------------------------------------
01/29/07            S                   1900                 59.99
--------------------------------------------------------------------------------
01/29/07            S                   200                  60.00
--------------------------------------------------------------------------------
01/29/07            B                   1500                 60.00
--------------------------------------------------------------------------------
01/29/07            S                   400                  60.00
--------------------------------------------------------------------------------
01/30/07            S                   1                    60.16
--------------------------------------------------------------------------------
01/30/07            B                   73500                60.59
--------------------------------------------------------------------------------
01/30/07            B                   2500                 60.59
--------------------------------------------------------------------------------
01/30/07            S                   600                  60.45
--------------------------------------------------------------------------------
01/31/07            B                   4500                 61.32
--------------------------------------------------------------------------------
01/31/07            B                   40300                61.03
--------------------------------------------------------------------------------
01/31/07            S                   29600                60.99
--------------------------------------------------------------------------------
01/31/07            B                   3148                 60.90
--------------------------------------------------------------------------------
01/31/07            B                   400                  60.92
--------------------------------------------------------------------------------
01/31/07            S                   800                  60.71
--------------------------------------------------------------------------------
02/01/07            B                   38500                60.90
--------------------------------------------------------------------------------
02/01/07            S                   15900                60.86
--------------------------------------------------------------------------------
02/01/07            S                   400                  60.93
--------------------------------------------------------------------------------
02/01/07            B                   2000000              60.70
--------------------------------------------------------------------------------
02/01/07            B                   300                  60.76
--------------------------------------------------------------------------------
02/01/07            S                   200                  60.76
--------------------------------------------------------------------------------
02/02/07            B                   14000                60.66
--------------------------------------------------------------------------------
02/02/07            S                   63400                60.48
--------------------------------------------------------------------------------
02/02/07            B                   1801                 60.19
--------------------------------------------------------------------------------
02/02/07            B                   200                  60.80
--------------------------------------------------------------------------------
02/02/07            S                   1100                 60.57
--------------------------------------------------------------------------------
02/02/07            B                   1000000              60.59
--------------------------------------------------------------------------------
02/02/07            B                   100                  60.52
--------------------------------------------------------------------------------
02/02/07            S                   200                  60.48
--------------------------------------------------------------------------------
02/05/07            B                   57000                60.82
--------------------------------------------------------------------------------
02/05/07            S                   4400                 60.57
--------------------------------------------------------------------------------
02/05/07            B                   1801                 60.49
--------------------------------------------------------------------------------
02/05/07            S                   1801                 60.19
--------------------------------------------------------------------------------
02/05/07            S                   3400                 60.82
--------------------------------------------------------------------------------
02/05/07            B                   200                  60.88
--------------------------------------------------------------------------------
02/05/07            S                   400                  60.91
--------------------------------------------------------------------------------
02/06/07            B                   49200                60.92
--------------------------------------------------------------------------------
02/06/07            S                   7700                 60.97
--------------------------------------------------------------------------------
02/06/07            B                   100                  61.16
--------------------------------------------------------------------------------
02/06/07            S                   700                  60.98
--------------------------------------------------------------------------------
02/07/07            B                   57100                61.18
--------------------------------------------------------------------------------
02/07/07            B                   102600               61.18
--------------------------------------------------------------------------------
02/07/07            S                   3100                 60.63
--------------------------------------------------------------------------------
02/07/07            B                   3002                 60.97
--------------------------------------------------------------------------------
02/07/07            S                   3002                 61.21
--------------------------------------------------------------------------------
02/07/07            B                   300                  60.78
--------------------------------------------------------------------------------
02/07/07            S                   6636                 61.60
--------------------------------------------------------------------------------
02/07/07            B                   200                  60.69
--------------------------------------------------------------------------------
02/08/07            B                   14000                61.47
--------------------------------------------------------------------------------
02/08/07            S                   59500                61.14
--------------------------------------------------------------------------------
02/08/07            B                   5104                 61.26
--------------------------------------------------------------------------------
02/08/07            B                   400                  61.41
--------------------------------------------------------------------------------
02/08/07            B                   100                  61.10
--------------------------------------------------------------------------------
02/08/07            S                   100                  60.79
--------------------------------------------------------------------------------
02/09/07            S                   11                   61.67
--------------------------------------------------------------------------------
02/09/07            B                   11                   61.67
--------------------------------------------------------------------------------
02/09/07            S                   795                  61.32
--------------------------------------------------------------------------------
02/09/07            S                   255                  61.32
--------------------------------------------------------------------------------
02/09/07            B                   255                  61.32
--------------------------------------------------------------------------------
02/09/07            B                   795                  61.32
--------------------------------------------------------------------------------
02/09/07            B                   11300                61.43
--------------------------------------------------------------------------------
02/09/07            S                   12800                61.21
--------------------------------------------------------------------------------
02/09/07            S                   68400                61.31
--------------------------------------------------------------------------------
02/09/07            B                   2499                 61.33
--------------------------------------------------------------------------------
02/09/07            B                   200                  61.41
--------------------------------------------------------------------------------
02/09/07            S                   100                  61.46
--------------------------------------------------------------------------------
02/09/07            S                   100                  61.18
--------------------------------------------------------------------------------
02/12/07            S                   5                    61.35
--------------------------------------------------------------------------------
02/12/07            S                   36                   61.32
--------------------------------------------------------------------------------
02/12/07            B                   8400                 61.07
--------------------------------------------------------------------------------
02/12/07            S                   90500                61.03
--------------------------------------------------------------------------------
02/12/07            B                   300                  61.61
--------------------------------------------------------------------------------
02/12/07            B                   1400                 61.04
--------------------------------------------------------------------------------
02/13/07            B                   34900                55.00
--------------------------------------------------------------------------------
02/13/07            B                   12000                62.71
--------------------------------------------------------------------------------
02/13/07            B                   94900                62.67
--------------------------------------------------------------------------------
02/13/07            B                   202100               62.72
--------------------------------------------------------------------------------
02/13/07            S                   1400                 62.91
--------------------------------------------------------------------------------
02/13/07            B                   4503                 62.42
--------------------------------------------------------------------------------
02/13/07            S                   3300                 62.88
--------------------------------------------------------------------------------
02/13/07            B                   1104800              62.88
--------------------------------------------------------------------------------
02/13/07            B                   451000               62.64
--------------------------------------------------------------------------------
02/13/07            S                   8600                 62.40
--------------------------------------------------------------------------------
02/13/07            S                   25000                62.61
--------------------------------------------------------------------------------
02/13/07            S                   25000                62.50
--------------------------------------------------------------------------------
02/13/07            S                   50000                62.54
--------------------------------------------------------------------------------
02/13/07            S                   50000                62.70
--------------------------------------------------------------------------------
02/13/07            B                   21800                62.88
--------------------------------------------------------------------------------
02/13/07            S                   14000                62.51
--------------------------------------------------------------------------------
02/14/07            B                   652                  62.76
--------------------------------------------------------------------------------
02/14/07            S                   652                  62.76
--------------------------------------------------------------------------------
02/14/07            B                   126                  62.88
-------------------------------------------------------------------------------
02/14/07            B                   5700                 63.09
--------------------------------------------------------------------------------
02/14/07            B                   262600               63.02
--------------------------------------------------------------------------------
02/14/07            S                   12000                62.73
--------------------------------------------------------------------------------
02/14/07            B                   1000000              63.02
--------------------------------------------------------------------------------
02/14/07            B                   1600                 63.01
--------------------------------------------------------------------------------
02/14/07            S                   300                  62.96
--------------------------------------------------------------------------------
02/15/07            B                   2200                 64.09
--------------------------------------------------------------------------------
02/15/07            B                   60900                63.64
--------------------------------------------------------------------------------
02/15/07            S                   135900               64.05
--------------------------------------------------------------------------------
02/15/07            B                   100                  63.45
--------------------------------------------------------------------------------
02/15/07            S                   1500                 64.04
--------------------------------------------------------------------------------
02/16/07            B                   18600                63.49
--------------------------------------------------------------------------------
02/16/07            S                   19300                63.56
--------------------------------------------------------------------------------
02/16/07            S                   57200                63.59
--------------------------------------------------------------------------------
02/16/07            S                   1200                 63.50
--------------------------------------------------------------------------------
02/19/07            S                   652                  63.42
--------------------------------------------------------------------------------
02/19/07            B                   652                  63.42
--------------------------------------------------------------------------------
02/20/07            B                   24500                63.33
--------------------------------------------------------------------------------
02/20/07            S                   32100                63.39
--------------------------------------------------------------------------------
02/20/07            B                   400                  63.40
--------------------------------------------------------------------------------
02/20/07            B                   100                  63.55
--------------------------------------------------------------------------------
02/20/07            S                   1100                 63.32
--------------------------------------------------------------------------------
02/21/07            B                   41                   63.80
--------------------------------------------------------------------------------
02/21/07            B                   3600                 63.91
--------------------------------------------------------------------------------
02/21/07            S                   83000                63.80
--------------------------------------------------------------------------------
02/21/07            B                   600                  64.04
--------------------------------------------------------------------------------
02/21/07            B                   29100                63.99
--------------------------------------------------------------------------------
02/22/07            B                   37500                63.14
--------------------------------------------------------------------------------
02/22/07            S                   40300                63.77
--------------------------------------------------------------------------------
02/22/07            B                   1900                 63.32
--------------------------------------------------------------------------------
02/22/07            S                   100                  63.87
--------------------------------------------------------------------------------
02/23/07            B                   25                   63.07
--------------------------------------------------------------------------------
02/23/07            B                   83900                63.27
--------------------------------------------------------------------------------
02/23/07            S                   500                  63.19
--------------------------------------------------------------------------------
02/23/07            B                   200                  63.49
--------------------------------------------------------------------------------
02/23/07            S                   500                  63.27
--------------------------------------------------------------------------------
02/23/07            S                   1100                 63.27
--------------------------------------------------------------------------------
02/26/07            B                   19                   63.27
--------------------------------------------------------------------------------
02/26/07            B                   185                  63.24
--------------------------------------------------------------------------------
02/26/07            B                   92100                62.97
--------------------------------------------------------------------------------
02/26/07            B                   6004                 62.79
--------------------------------------------------------------------------------
02/26/07            S                   800                  62.88
--------------------------------------------------------------------------------
02/26/07            B                   900                  63.10
--------------------------------------------------------------------------------
02/26/07            S                   8300                 63.06
--------------------------------------------------------------------------------
02/27/07            B                   31                   62.52
--------------------------------------------------------------------------------
02/27/07            B                   31                   62.52
--------------------------------------------------------------------------------
02/27/07            S                   9400                 60.80
--------------------------------------------------------------------------------
02/27/07            B                   31700                62.28
--------------------------------------------------------------------------------
02/27/07            S                   133300               62.08
--------------------------------------------------------------------------------
02/27/07            B                   6236                 62.39
--------------------------------------------------------------------------------
02/27/07            S                   40676                61.09
--------------------------------------------------------------------------------
02/27/07            B                   500000               61.30
--------------------------------------------------------------------------------
02/27/07            B                   2000                 61.84
--------------------------------------------------------------------------------
02/27/07            S                   1000                 61.74
--------------------------------------------------------------------------------
02/28/07            B                   100                  61.21
--------------------------------------------------------------------------------
02/28/07            S                   242                  61.59
--------------------------------------------------------------------------------
02/28/07            B                   4500                 62.03
--------------------------------------------------------------------------------
02/28/07            B                   109900               61.61
--------------------------------------------------------------------------------
02/28/07            S                   10100                61.53
--------------------------------------------------------------------------------
02/28/07            B                   17                   61.00
--------------------------------------------------------------------------------
02/28/07            S                   2800                 61.23
--------------------------------------------------------------------------------
02/28/07            B                   500000               61.59
--------------------------------------------------------------------------------
02/28/07            B                   4900                 61.74
--------------------------------------------------------------------------------
02/28/07            S                   500                  61.72
--------------------------------------------------------------------------------
03/01/07            S                   452                  61.11
--------------------------------------------------------------------------------
03/01/07            B                   8                    61.13
--------------------------------------------------------------------------------
03/01/07            B                   77498                61.17
--------------------------------------------------------------------------------
03/01/07            S                   3377                 61.17
--------------------------------------------------------------------------------
03/01/07            S                   16893                61.59
--------------------------------------------------------------------------------
03/01/07            S                   30392                61.59
--------------------------------------------------------------------------------
03/01/07            S                   1800                 61.59
--------------------------------------------------------------------------------
03/01/07            B                   50700                61.16
--------------------------------------------------------------------------------
03/01/07            S                   16400                60.85
--------------------------------------------------------------------------------
03/01/07            B                   400                  60.50
--------------------------------------------------------------------------------
03/01/07            S                   5700                 60.49
--------------------------------------------------------------------------------
03/01/07            B                   448500               61.17
--------------------------------------------------------------------------------
03/01/07            B                   3800                 60.00
--------------------------------------------------------------------------------
03/01/07            B                   3000                 61.16
--------------------------------------------------------------------------------
03/02/07            B                   652                  61.05
--------------------------------------------------------------------------------
03/02/07            B                   163                  61.07
--------------------------------------------------------------------------------
03/02/07            B                   12                   61.17
--------------------------------------------------------------------------------
03/02/07            S                   8463                 61.17
--------------------------------------------------------------------------------
03/02/07            S                   15229                61.05
--------------------------------------------------------------------------------
03/02/07            S                   1900                 61.17
--------------------------------------------------------------------------------
03/02/07            B                   15100                61.29
--------------------------------------------------------------------------------
03/02/07            S                   22300                60.92
--------------------------------------------------------------------------------
03/02/07            B                   376                  61.04
--------------------------------------------------------------------------------
03/02/07            S                   2600                 61.05
--------------------------------------------------------------------------------
03/02/07            B                   250000               61.05
--------------------------------------------------------------------------------
03/02/07            B                   800                  61.17
--------------------------------------------------------------------------------
03/02/07            S                   500                  61.20
--------------------------------------------------------------------------------
03/05/07            B                   1000                 60.82
--------------------------------------------------------------------------------
03/05/07            S                   11                   61.15
--------------------------------------------------------------------------------
03/05/07            B                   11                   61.15
--------------------------------------------------------------------------------
03/05/07            B                   163                  60.61
--------------------------------------------------------------------------------
03/05/07            B                   181                  60.61
--------------------------------------------------------------------------------
03/05/07            S                   62800                60.86
--------------------------------------------------------------------------------
03/05/07            B                   900                  60.66
--------------------------------------------------------------------------------
03/05/07            B                   3900                 60.61
--------------------------------------------------------------------------------
03/05/07            B                   13                   60.78
--------------------------------------------------------------------------------
03/05/07            B                   1438                 60.66
--------------------------------------------------------------------------------
03/05/07            B                   400                  60.67
--------------------------------------------------------------------------------
03/05/07            S                   900                  60.66
--------------------------------------------------------------------------------
03/05/07            S                   2400                 60.67
--------------------------------------------------------------------------------
03/05/07            B                   250000               60.66
--------------------------------------------------------------------------------
03/05/07            S                   700                  60.76
--------------------------------------------------------------------------------
03/06/07            B                   204                  60.93
--------------------------------------------------------------------------------
03/06/07            B                   1800                 60.66
--------------------------------------------------------------------------------
03/06/07            B                   125600               60.99
--------------------------------------------------------------------------------
03/06/07            S                   7200                 61.52
--------------------------------------------------------------------------------
03/06/07            B                   3400                 60.61
--------------------------------------------------------------------------------
03/06/07            S                   3900                 60.61
--------------------------------------------------------------------------------
03/06/07            S                   1                    60.60
--------------------------------------------------------------------------------
03/06/07            B                   500                  60.93
--------------------------------------------------------------------------------
03/06/07            S                   3300                 60.86
--------------------------------------------------------------------------------
03/06/07            B                   250000               61.63
--------------------------------------------------------------------------------
03/06/07            B                   200                  60.88
--------------------------------------------------------------------------------
03/06/07            S                   800                  61.22
--------------------------------------------------------------------------------
03/07/07            B                   513                  61.12
--------------------------------------------------------------------------------
03/07/07            B                   144                  61.30
--------------------------------------------------------------------------------
03/07/07            B                   34900                61.29
--------------------------------------------------------------------------------
03/07/07            S                   43000                61.55
--------------------------------------------------------------------------------
03/07/07            B                   2597                 60.77
--------------------------------------------------------------------------------
03/07/07            B                   2996                 60.81
--------------------------------------------------------------------------------
03/07/07            B                   1                    61.88
--------------------------------------------------------------------------------
03/07/07            B                   44                   61.88
--------------------------------------------------------------------------------
03/07/07            S                   9480                 61.30
--------------------------------------------------------------------------------
03/07/07            S                   3000                 61.33
--------------------------------------------------------------------------------
03/07/07            B                   500000               61.30
--------------------------------------------------------------------------------
03/07/07            S                   100000               61.31
--------------------------------------------------------------------------------
03/07/07            S                   800                  61.43
--------------------------------------------------------------------------------
03/08/07            B                   421                  63.32
--------------------------------------------------------------------------------
03/08/07            B                   3300                 62.06
--------------------------------------------------------------------------------
03/08/07            B                   225400               62.38
--------------------------------------------------------------------------------
03/08/07            S                   1800                 62.41
--------------------------------------------------------------------------------
03/08/07            B                   2996                 60.81
--------------------------------------------------------------------------------
03/08/07            S                   2996                 60.81
--------------------------------------------------------------------------------
03/08/07            B                   1823                 60.85
--------------------------------------------------------------------------------
03/08/07            S                   2597                 60.77
--------------------------------------------------------------------------------
03/08/07            S                   27878                62.13
--------------------------------------------------------------------------------
03/08/07            B                   5078                 62.25
--------------------------------------------------------------------------------
03/08/07            B                   100                  62.00
--------------------------------------------------------------------------------
03/08/07            S                   12536                61.46
--------------------------------------------------------------------------------
03/08/07            B                   600000               62.16
--------------------------------------------------------------------------------
03/08/07            S                   500000               62.54
--------------------------------------------------------------------------------
03/08/07            S                   150000               62.03
--------------------------------------------------------------------------------
03/08/07            B                   100                  61.98
--------------------------------------------------------------------------------
03/08/07            S                   100                  62.55
--------------------------------------------------------------------------------
03/09/07            B                   41300                62.60
--------------------------------------------------------------------------------
03/09/07            S                   20200                62.43
--------------------------------------------------------------------------------
03/09/07            S                   6195                 62.62
--------------------------------------------------------------------------------
03/09/07            S                   21683                61.99
--------------------------------------------------------------------------------
03/09/07            B                   27878                62.13
--------------------------------------------------------------------------------
03/09/07            S                   12700                62.35
--------------------------------------------------------------------------------
03/09/07            B                   47                   62.60
--------------------------------------------------------------------------------
03/09/07            B                   500                  62.69
--------------------------------------------------------------------------------
03/09/07            S                   16937                62.16
--------------------------------------------------------------------------------
03/09/07            S                   16939                62.16
--------------------------------------------------------------------------------
03/09/07            B                   500000               61.90
--------------------------------------------------------------------------------
03/09/07            B                   62600                62.44
--------------------------------------------------------------------------------
03/09/07            B                   600000               61.90
--------------------------------------------------------------------------------
03/09/07            B                   102000               61.90
--------------------------------------------------------------------------------
03/09/07            B                   100000               62.47
--------------------------------------------------------------------------------
03/09/07            B                   800                  62.50
--------------------------------------------------------------------------------
03/09/07            S                   4600                 62.56
--------------------------------------------------------------------------------
03/12/07            B                   200                  60.89
--------------------------------------------------------------------------------
03/12/07            B                   100                  60.66
--------------------------------------------------------------------------------
03/12/07            B                   1147                 60.66
--------------------------------------------------------------------------------
03/12/07            S                   15000                59.87
--------------------------------------------------------------------------------
03/12/07            B                   3                    60.57
--------------------------------------------------------------------------------
03/12/07            B                   32400                60.71
--------------------------------------------------------------------------------
03/12/07            S                   244300               60.40
--------------------------------------------------------------------------------
03/12/07            S                   6195                 60.06
--------------------------------------------------------------------------------
03/12/07            B                   300                  60.47
--------------------------------------------------------------------------------
03/12/07            B                   210                  60.76
--------------------------------------------------------------------------------
03/12/07            S                   100                  61.09
--------------------------------------------------------------------------------
03/12/07            B                   85500                61.90
--------------------------------------------------------------------------------
03/12/07            S                   500000               61.90
--------------------------------------------------------------------------------
03/12/07            B                   450000               60.70
--------------------------------------------------------------------------------
03/12/07            B                   28539                60.48
--------------------------------------------------------------------------------
03/12/07            B                   155300               60.50
--------------------------------------------------------------------------------
03/12/07            B                   700000               60.72
--------------------------------------------------------------------------------
03/12/07            B                   1522000              60.70
--------------------------------------------------------------------------------
03/12/07            B                   4200                 60.61
--------------------------------------------------------------------------------
03/12/07            B                   142815               60.70
--------------------------------------------------------------------------------
03/12/07            B                   300000               60.70
--------------------------------------------------------------------------------
03/12/07            B                   200000               60.19
--------------------------------------------------------------------------------
03/12/07            B                   2000000              60.70
--------------------------------------------------------------------------------
03/12/07            B                   500000               62.16
--------------------------------------------------------------------------------
03/12/07            B                   1000000              60.57
--------------------------------------------------------------------------------
03/12/07            B                   12800                60.70
--------------------------------------------------------------------------------
03/12/07            B                   300000               60.64
--------------------------------------------------------------------------------
03/12/07            B                   900000               60.59
--------------------------------------------------------------------------------
03/12/07            B                   1300                 60.80
--------------------------------------------------------------------------------
03/12/07            S                   500                  60.56
--------------------------------------------------------------------------------
03/13/07            B                   293                  60.58
--------------------------------------------------------------------------------
03/13/07            B                   129900               61.16
--------------------------------------------------------------------------------
03/13/07            S                   133100               60.71
--------------------------------------------------------------------------------
03/13/07            S                   13940                60.96
--------------------------------------------------------------------------------
03/13/07            B                   346                  60.69
--------------------------------------------------------------------------------
03/13/07            B                   100                  61.48
--------------------------------------------------------------------------------
03/13/07            S                   1900                 60.94
--------------------------------------------------------------------------------
03/13/07            B                   200000               60.70
--------------------------------------------------------------------------------
03/13/07            B                   10000                60.98
--------------------------------------------------------------------------------
03/13/07            B                   10000                61.43
--------------------------------------------------------------------------------
03/13/07            B                   10000                61.00
--------------------------------------------------------------------------------
03/13/07            B                   50000                61.43
--------------------------------------------------------------------------------
03/13/07            B                   50000                60.68
--------------------------------------------------------------------------------
03/13/07            B                   50000                61.00
--------------------------------------------------------------------------------
03/13/07            B                   1399000              61.08
--------------------------------------------------------------------------------
03/13/07            B                   3000000              60.38
--------------------------------------------------------------------------------
03/13/07            B                   3000                 60.22
--------------------------------------------------------------------------------
03/13/07            S                   4200                 61.20
--------------------------------------------------------------------------------
03/13/07            B                   50000                59.97
--------------------------------------------------------------------------------
03/13/07            B                   34905                61.26
--------------------------------------------------------------------------------
03/13/07            B                   267128               60.38
--------------------------------------------------------------------------------
03/13/07            B                   200000               60.44
--------------------------------------------------------------------------------
03/13/07            B                   1000000              60.38
--------------------------------------------------------------------------------
03/13/07            B                   1500000              60.88
--------------------------------------------------------------------------------
03/13/07            B                   2500000              60.38
--------------------------------------------------------------------------------
03/13/07            B                   177000               60.60
--------------------------------------------------------------------------------
03/13/07            B                   50000                60.30
--------------------------------------------------------------------------------
03/13/07            B                   2700                 61.05
--------------------------------------------------------------------------------
03/13/07            B                   900                  60.38
--------------------------------------------------------------------------------
03/13/07            S                   300                  60.27
--------------------------------------------------------------------------------
03/14/07            B                   983                  61.24
--------------------------------------------------------------------------------
03/14/07            B                   106400               61.29
--------------------------------------------------------------------------------
03/14/07            S                   79200                60.75
--------------------------------------------------------------------------------
03/14/07            S                   2169                 60.99
--------------------------------------------------------------------------------
03/14/07            S                   646                  61.08
--------------------------------------------------------------------------------
03/14/07            B                   646                  61.08
--------------------------------------------------------------------------------
03/14/07            B                   200                  61.13
--------------------------------------------------------------------------------
03/14/07            S                   600                  61.05
--------------------------------------------------------------------------------
03/14/07            S                   10000                61.00
--------------------------------------------------------------------------------
03/14/07            S                   50000                61.00
--------------------------------------------------------------------------------
03/14/07            B                   60000                61.00
--------------------------------------------------------------------------------
03/14/07            B                   10000                60.96
--------------------------------------------------------------------------------
03/14/07            B                   25000                61.01
--------------------------------------------------------------------------------
03/14/07            B                   50000                60.96
--------------------------------------------------------------------------------
03/14/07            S                   3000000              60.38
--------------------------------------------------------------------------------
03/14/07            B                   3000000              60.38
--------------------------------------------------------------------------------
03/14/07            B                   111060               61.27
--------------------------------------------------------------------------------
03/14/07            B                   875900               61.08
--------------------------------------------------------------------------------
03/14/07            B                   2060000              61.08
--------------------------------------------------------------------------------
03/14/07            B                   1350000              61.08
--------------------------------------------------------------------------------
03/14/07            B                   291100               61.02
--------------------------------------------------------------------------------
03/14/07            B                   450000               60.86
--------------------------------------------------------------------------------
03/14/07            B                   900                  61.11
--------------------------------------------------------------------------------
03/14/07            B                   900                  61.10
--------------------------------------------------------------------------------
03/14/07            S                   100                  60.80
--------------------------------------------------------------------------------
03/15/07            B                   520                  61.47
--------------------------------------------------------------------------------
03/15/07            B                   130                  62.75
--------------------------------------------------------------------------------
03/15/07            S                   430                  62.75
--------------------------------------------------------------------------------
03/15/07            B                   7000                 61.49
--------------------------------------------------------------------------------
03/15/07            S                   47500                62.80
--------------------------------------------------------------------------------
03/15/07            B                   620                  62.75
--------------------------------------------------------------------------------
03/15/07            S                   51360                61.08
--------------------------------------------------------------------------------
03/15/07            S                   100                  61.99
--------------------------------------------------------------------------------
03/15/07            S                   10000                60.68
--------------------------------------------------------------------------------
03/15/07            S                   10000                61.43
--------------------------------------------------------------------------------
03/15/07            S                   50000                61.43
--------------------------------------------------------------------------------
03/15/07            S                   50000                60.68
--------------------------------------------------------------------------------
03/15/07            S                   60000                61.00
--------------------------------------------------------------------------------
03/15/07            S                   10000                61.43
--------------------------------------------------------------------------------
03/15/07            S                   10000                60.68
--------------------------------------------------------------------------------
03/15/07            S                   50000                61.43
--------------------------------------------------------------------------------
03/15/07            S                   50000                60.68
--------------------------------------------------------------------------------
03/15/07            S                   60000                61.00
--------------------------------------------------------------------------------
03/15/07            S                   25000                61.01
--------------------------------------------------------------------------------
03/15/07            S                   50000                60.96
--------------------------------------------------------------------------------
03/15/07            S                   10000                61.02
--------------------------------------------------------------------------------
03/15/07            S                   25000                61.01
--------------------------------------------------------------------------------
03/15/07            S                   50000                61.02
--------------------------------------------------------------------------------
03/15/07            S                   50000                60.96
--------------------------------------------------------------------------------
03/15/07            B                   100                  62.63
--------------------------------------------------------------------------------
03/15/07            B                   57116                62.05
--------------------------------------------------------------------------------
03/15/07            B                   11800                62.77
--------------------------------------------------------------------------------
03/15/07            B                   1350000              61.08
--------------------------------------------------------------------------------
03/15/07            S                   1350000              61.08
--------------------------------------------------------------------------------
03/15/07            B                   55100                61.56
--------------------------------------------------------------------------------
03/15/07            S                   50000                61.94
--------------------------------------------------------------------------------
03/15/07            B                   200000               61.77
--------------------------------------------------------------------------------
03/16/07            S                   300                  62.38
--------------------------------------------------------------------------------
03/16/07            B                   4                    62.10
--------------------------------------------------------------------------------
03/16/07            B                   3605                 62.22
--------------------------------------------------------------------------------
03/16/07            B                   2800                 62.38
--------------------------------------------------------------------------------
03/16/07            B                   4648                 62.38
--------------------------------------------------------------------------------
03/16/07            S                   305                  62.23
--------------------------------------------------------------------------------
03/16/07            S                   16757                62.37
--------------------------------------------------------------------------------
03/16/07            B                   300                  62.35
--------------------------------------------------------------------------------
03/16/07            B                   166                  62.38
--------------------------------------------------------------------------------
03/16/07            S                   22766                62.76
--------------------------------------------------------------------------------
03/16/07            S                   69200                62.65
--------------------------------------------------------------------------------
03/16/07            B                   15                   62.41
--------------------------------------------------------------------------------
03/16/07            B                   794                  62.44
--------------------------------------------------------------------------------
03/16/07            S                   182200               62.75
--------------------------------------------------------------------------------
03/16/07            B                   50000                60.96
--------------------------------------------------------------------------------
03/16/07            B                   50000                60.96
--------------------------------------------------------------------------------
03/16/07            B                   19900                62.80
--------------------------------------------------------------------------------
03/16/07            B                   100000               62.14
--------------------------------------------------------------------------------
03/16/07            B                   20000                62.12
--------------------------------------------------------------------------------
03/16/07            B                   27500                62.19
--------------------------------------------------------------------------------
03/16/07            S                   1350000              61.08
--------------------------------------------------------------------------------
03/16/07            B                   1350000              61.08
--------------------------------------------------------------------------------
03/16/07            B                   24200                63.12
--------------------------------------------------------------------------------
03/16/07            S                   3600                 62.38
--------------------------------------------------------------------------------
03/16/07            S                   15696                62.71
--------------------------------------------------------------------------------
03/16/07            S                   12000                62.68
--------------------------------------------------------------------------------
03/19/07            S                   90000                62.70
--------------------------------------------------------------------------------
03/19/07            B                   400                  62.79
--------------------------------------------------------------------------------
03/19/07            S                   50000                50.00
--------------------------------------------------------------------------------
03/19/07            S                   74500                60.00
--------------------------------------------------------------------------------
03/19/07            B                   108600               62.69
--------------------------------------------------------------------------------
03/19/07            B                   1                    62.65
--------------------------------------------------------------------------------
03/19/07            B                   100                  62.67
--------------------------------------------------------------------------------
03/19/07            S                   41900                62.88
--------------------------------------------------------------------------------
03/19/07            B                   200                  62.75
--------------------------------------------------------------------------------
03/19/07            S                   1181                 62.82
--------------------------------------------------------------------------------
03/19/07            S                   10000                60.96
--------------------------------------------------------------------------------
03/19/07            S                   50000                60.96
--------------------------------------------------------------------------------
03/19/07            B                   60000                61.02
--------------------------------------------------------------------------------
03/19/07            B                   60000                60.68
--------------------------------------------------------------------------------
03/19/07            S                   10000                60.96
--------------------------------------------------------------------------------
03/19/07            S                   50000                60.96
--------------------------------------------------------------------------------
03/19/07            S                   35000                62.86
--------------------------------------------------------------------------------
03/19/07            B                   125000               62.73
--------------------------------------------------------------------------------
03/19/07            B                   14300                62.78
--------------------------------------------------------------------------------
03/19/07            B                   200000               62.90
--------------------------------------------------------------------------------
03/20/07            B                   300                  62.71
--------------------------------------------------------------------------------
03/20/07            S                   57800                63.30
--------------------------------------------------------------------------------
03/20/07            B                   1000                 62.70
--------------------------------------------------------------------------------
03/20/07            S                   1000                 62.75
--------------------------------------------------------------------------------
03/20/07            B                   700                  62.88
--------------------------------------------------------------------------------
03/20/07            S                   60000                61.02
--------------------------------------------------------------------------------
03/20/07            S                   60000                61.02
--------------------------------------------------------------------------------
03/20/07            B                   13100                63.51
--------------------------------------------------------------------------------
03/20/07            B                   13696                62.75
--------------------------------------------------------------------------------
03/20/07            B                   2000                 62.77
--------------------------------------------------------------------------------
03/20/07            B                   12000                63.32

EXHIBIT 1

                             JOINT FILING AGREEMENT


        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, of Caremark RX Inc.and further agrees that this Joint
Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated as of March 21, 2007





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director

                                         DEUTSCHE BANK AG

                                         By: /s/ Cesar A. Coy
                                             --------------------------
                                             Name:  Cesar A. Coy
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Margaret Adams
                                             --------------------------
                                             Name:  Margaret Adams
                                             Title: Director


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director